SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
     ----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 15, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF                                       506,811
SHARES                  --------------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY                                        0
EACH                    --------------------------------------------------------
REPORTING               9    SOLE DISPOSITIVE POWER
PERSON                                          506,811
WITH                    --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF                                       0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY                                        506,811
EACH                    --------------------------------------------------------
REPORTING               9    SOLE DISPOSITIVE POWER
PERSON                                          0
WITH                    --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 28
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF                                       0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY                                        506,811
EACH                    --------------------------------------------------------
REPORTING               9    SOLE DISPOSITIVE POWER
PERSON                                          0
WITH                    --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 28
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF                                       0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY                                         506,811
EACH                    --------------------------------------------------------
REPORTING               9    SOLE DISPOSITIVE POWER
PERSON                                          0
WITH                    --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 28
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Andrew R. Siegel
--------------------------------------------------------------------------------
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF                                       14,476
SHARES                  --------------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY                                        506,811
EACH                    --------------------------------------------------------
REPORTING               9    SOLE DISPOSITIVE POWER
PERSON                                          14,476
WITH                    --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                                506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 13 to SCHEDULE 13D

         This amendment ("Amendment No. 13") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 13 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         On February 15, 2007, in connection with that certain lawsuit pending in the Circuit Court for Baltimore City in the State of Maryland (the "Court") against the Issuer, each director of the Issuer, and certain of the Issuer's executive officers (the "Lawsuit"), Costa Brava and Wynnefield Partners Small Cap Value, L.P. (the "Partnership" or "Wynnefield") filed a Motion for Preliminary Injunction asking the Court to enter a preliminary injunction against the Issuer and the other defendants in the Lawsuit and their agents enjoining them from pursuing or closing any sale of the Issuer's assets outside the ordinary course of business until such time as the Issuer has reconstituted its Board of Directors through the election of new Class D directors, and repopulated the Issuer's Transaction Committee. A copy of the Motion for Preliminary Injunction filed by Costa Brava and Wynnefield, through their respective counsel, is filed herewith and attached hereto as Exhibit 99.14 and incorporated herein by reference (the "Motion for Preliminary Injunction"). A copy of the Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed by Costa Brava and Wynnefield, through their respective counsel, is filed herewith and attached hereto as Exhibit 99.15 and incorporated herein by reference (the "Memorandum of Points and Authorities"). Any descriptions herein of the Motion for Preliminary Injunction and the Memorandum of Points and Authorities are qualified in their entirety by reference to the Motion for Preliminary Injunction and the Memorandum of Points and Authorities respectively.

         As of the date of this Amendment No. 13, except as set forth above, and in the Motion for Preliminary Injunction and in the Memorandum of Points and Authorities, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Joint Filing Agreement

         Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2      Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3      Letter dated September 20, 2005 to Mr. Joel
                           Flax, Partner in Charge, Goodman & Company, LLP*
         Exhibit 99.4      Complaint filed in the Circuit Court for
                           Baltimore City in the State of Maryland on October 17, 2005*
         Exhibit 99.5      Goodman Letter dated November 11, 2005*
         Exhibit 99.6      Form of Warner Stevens Audit Committee Demand
                           Letter dated December 27, 2005*
         Exhibit 99.7 Form of Warner Stevens Board Demand Letter dated December 27, 2005*
         Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
         Exhibit 99.9      Owsley Letter dated December 27, 2005*
         Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
         Exhibit 99.11 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*
         Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
         Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
         Exhibit 99.14 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007
         Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)

         * Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 13 to the Schedule 13D is true, complete and correct.



Dated:  February 15, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       ----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX

Exhibit 1         Joint Filing Agreement

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2      Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*

Exhibit 99.5      Goodman Letter dated November 11, 2005*

Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*

Exhibit 99.7      Form of Warner Stevens Board Demand Letter dated December 27,
                  2005*

Exhibit 99.8      Form of Warner Stevens CEO/CFO Demand Letter dated December
                  27, 2005*

Exhibit 99.9      Owsley Letter dated December 27, 2005*

Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*

Exhibit 99.11 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*

Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*

Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*

Exhibit 99.14 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007

Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)

*  Filed with an earlier version of this Schedule 13D*

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 13 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  February 15, 2007
                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT 99.14



Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007



COSTA BRAVA PARTNERSHIP III, L.P.,              *   IN THE
and WYNNEFIELD PARTNERS SMALL
CAP VALUE, L.P.                                 *   CIRCUIT COURT

                    Plaintiffs,                 *   FOR

v.                                              *   BALTIMORE CITY

TELOS CORPORATION, et al.,                      *   Case No. 24-C-05-009296

                    Defendants.                 *
*          *          *          *        *        *          *          *



                        MOTION FOR PRELIMINARY INJUNCTION

         Pursuant to Maryland Rules 15-501 et seq., Plaintiffs, through undersigned counsel, move this Court to enter a Preliminary Injunction against Defendants and their agents barring them from selling or otherwise disposing of any assets of Telos Corporation outside the normal course of business until Telos' Board of Directors and Telos' Transaction Committee have been fully reconstituted.

         A Memorandum of Points and Authorities in support of the relief sought by Plaintiffs accompanies this Motion.

                                      Respectfully submitted,

                                      WARNER STEVENS, LLP


                                      By: /s/ LEWIS T. STEVENS
                                          --------------------------------------
                                          Lewis T. Stevens (TX Bar No. 24031366)
                                          Jeffrey R. Erler (TX Bar No. 00796516)
                                          J. Todd Key (TX Bar No. 24027104)
                                          301 Commerce Street, Suite 1700
                                          Fort Worth, Texas 76102
                                          (817) 810-5250

                                     - and -

                                      SHUMAKER WILLIAMS, P.C.
                                      Harry Levy
                                      40 West Chesapeake Avenue
                                      Suite 605
                                      Towson, Maryland 21201
                                      (410) 825-5223
                                      (410) 825-5426 (facsimile)


                                      ATTORNEYS FOR PLANITIFF
                                      COSTA BRAVA PARTNERSHIP III, L.P.


                                      WHITEFORD, TAYLOR & PRESTON, L.L.P.


                                      By: /s/ JONATHAN E. CLAIBORNE
                                          --------------------------------------
                                          Jonathan E. Claiborne
                                          7 St. Paul Street, Suite 1400
                                          Baltimore, Maryland 21202-1626
                                          (410) 347-9409
                                          (410) 223-4309 (facsimile)


                                      - and-

                                      KANE KESSLER, P.C.
                                      Jeffrey H. Daichman, Esq.
                                      1350 Avenue of The Americas
                                      New York, New York 10019-4896
                                      (212) 519-5142
                                      (212) 245-3009 (facsimile)

                                      ATTORNEYS FOR
                                      WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                  EXHIBIT 99.15

Memorandum of Points and Authorities in Support of Motion for Preliminary
    Injunction filed in the Circuit Court for Baltimore City in the State of
                         Maryland on February 15, 2007


COSTA BRAVA PARTNERSHIP III, L.P.,               *   IN THE
and WYNNEFIELD PARTNERS SMALL
CAP VALUE, L.P.                                  *   CIRCUIT COURT

                    Plaintiffs,                  *   FOR

v.                                               *   BALTIMORE CITY

TELOS CORPORATION, et al.,                       *   Case No. 24-C-05-009296
                                                     SPECIALLY ASSIGNED TO
                    Defendants.                  *   JUDGE MATRICCIANI
*          *          *          *          *      *          *          *



               MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF
                        MOTION FOR PRELIMINARY INJUNCTION
                        ---------------------------------

Harry Levy                                  Jonathan E. Claiborne
SHUMAKER WILLIAMS, P.C                      WHITEFORD, TAYLOR & PRESTON, L.L.P.
40 West Chesapeake Avenue                   7 St. Paul Street, Suite 1400
Suite 605                                   Baltimore, Maryland 21202-1626
Towson, Maryland 21201                      (410) 347-9409
(410) 825-5223                              (410) 223-4309 (facsimile)
(410) 825-5426 (facsimile)

and                                         and

Lewis T. Stevens (TX Bar No. 24031366)      Jeffrey H. Daichman
Jeffrey R. Erler (TX Bar No. 00796516)      KANE KESSLER, P.C.
J. Todd Key (TX Bar No. 24027104)           1350 Avenue of The Americas
WARNER STEVENS, LLP                         New York, New York 10019-4896
301 Commerce Street, Suite 1700             (212) 519-5142
Fort Worth, Texas 76102                     (212) 245-3009 (facsimile)
(817) 810-5250
                                            ATTORNEYS FOR PLAINTIFF
ATTORNEYS FOR PLANITIFF                     WYNNEFIELD PARTNERS SMALL CAP
COSTA BRAVA PARTNERSHIP III, L.P.           VALUE, L.P.

         Plaintiffs Costa Brava Partnership III, L.P. and Wynnefield Partners Small Cap Value, L.P. (collectively "Plaintiffs") hereby file this Memorandum of Points and Authorities in support of their Motion for a Preliminary Injunction (the "Motion"), and in support thereof state as follows:

                                  INTRODUCTION

         Plaintiffs previously moved this Court to enjoin Telos from selling its subsidiary Xacta, citing the same conflicts of interest in that transaction as were noted by Telos' own Special Litigation Committee. While that motion remained on file with the Court, Telos agreed to provide Plaintiffs with 30 days notice of any potential sales transaction so that Plaintiffs could set their motion for a hearing, and the Court would have the opportunity review the terms of the proposed deal to ensure that Telos' insiders were not disproportionately benefited.

         Recently, however, Plaintiffs' prior motion for preliminary injunction was dismissed without prejudice, and the Court declined to order Telos to provide notice to the Plaintiffs of any potential sale of assets. The Court's Order leaves all Telos' stakeholders in a precarious position: Telos' insiders can now complete a sale of Telos' assets without providing any advance notice. Telos' insiders can take these actions at a time when Telos does not have a complete Board of Directors or, more importantly, a disinterested Transaction Committee. Instead, Telos' insiders have an opportunity to sell Telos' assets outside the ordinary course of business, including Xacta even though Telos' own Special Litigation Committee identified critical problems of self-interest involved in that transaction.

         Oversight by a fully reconstituted Board of Directors is especially crucial for Telos because its recent history demonstrates that there are sharp divisions between Telos' management and Telos' independent directors regarding John Wood's and John Porter's push to sell off parts of Telos. In the absence of a fully reconstituted Board of Directors and an operative Transaction Committee, John Wood and John Porter may have been and might still be successful in completing a transaction which is not in the best interest of Telos and all its stakeholders. Plaintiffs merely request that this Court order Telos to reaffirm its commitment to corporate governance and refrain from selling any of its assets outside the course of business until such time as Telos has filled all its vacant directorships and committees.

                               FACTUAL BACKGROUND

A. Telos purposefully failed to reconstitute its Board after the en masse resignation of its outside directors.

         In 2006, seven of Telos' directors resigned from Telos' Board of Directors ("Board"). Six of those seven directors resigned en masse in August 2006 citing an inability to function as fiduciaries for Telos and all its stakeholders. Ex. A, pp. 11-28. John Wood ("Wood") and John Porter ("Porter") refused to allow Telos' Transaction Committee to implement their recommendation that Telos be sold as a whole, which effectively decimated Telos' independent corporate governance by forcing the resignation of Telos' directors.(1) In response to these resignations Telos appointed some new directors, and repopulated some of Telos' five standing committees: the Audit Committee; the Management Development and Compensation Committee; the Nominating and Corporate Governance Committee; the Special Litigation Committee; and the Transaction Committee. Ex. A, p. 13. Currently, only eight of Telos' ten available directorships have been filled. Id.

         Notably, Telos failed to make any genuine effort whatsoever to effect the replacement of Telos' Class D directors because they are the only two directorships which are not in any way beholden to either Wood or Porter. Holders of Telos' 12% Cumulative Exchangeable Redeemable Preferred Stock ("ERPS") have the exclusive right to nominate and elect Telos' two Class D directors. Ex. B, p. 13. Neither Wood in his capacity as Chief Executive Officer of Telos, nor Porter through his controlling interest in Telos via his Proxy Agreement and majority holdings in all Telos' securities except the ERPS, have the power to appoint or remove Class D directors. The Class D directors cannot be removed from the Board or otherwise silenced by either Wood or Porter. In short, no genuine attempt has been made by any of the Defendants to replace the two directors who are completely independent of Telos, Wood and Porter.

---------------------

(1) The facts surrounding Wood, Porter, and Telos' Transaction Committee, along with supporting deposition testimony, have been previously presented to and filed with the Court with the Plaintiffs' Motion to Appoint a Receiver and Plaintiffs' Proposed Findings of Fact and Conclusions of Law. Plaintiffs incorporate those documents and their exhibits herein by reference.

B. Wood used the Class D vacancies as a litigation tactic, but Telos has made no attempt to fill those vacancies.

         On September 12, 2006, Wood delivered a letter ("Wood's Letter") to the Plaintiffs in this case, in which Wood offered his assistance in electing new Class D directors. Ex. C. Wood's Letter should not be given much consideration as anything other than a litigation tactic and an attempt to whitewash Telos' preference not to fill the Class D directorships. First, Telos' ERPS holders have the exclusive right to nominate and elect the Class D directors with or without the assistance of Wood. Telos' By-Laws (see Ex. D), Telos' Articles of Amendment and Restatement (see Ex. B, "Charter") and the ERPS Registration Statement (see Ex. E, the "Registration Statement") on Form S-4 (collectively, "Organizational Documents") all clearly vest the right to nominate and elect Class D directors in Telos' ERPS holders. These rights were confirmed by a federal district court.(1) There is no necessary assistance Telos' CEO could provide that is not already provided for by Telos' Organizational Documents.(2)

         The insincerity of Wood's Letter is also demonstrated by its strategic timing. Wood's Letter was delivered during the briefing of Plaintiffs' Motion to Appoint a Reciever ("Receiver Motion"). Plaintiffs' Receiver Motion raised several questions regarding Telos' management, and specifically questioned the ability of any director of Telos to exert any meaningful oversight over Telos so long as the Board was dominated by the Chief Executive Officer Wood in concert with the majority shareholder Porter. Ex. F. The real purpose of Wood's Letter was to induce Plaintiffs to take an inconsistent position by moving to elect new Class D directors at a time when Plaintiffs were arguing that Telos' Board was fundamentally flawed. Plaintiffs did not take the bait.(3) All in all, it is clear that Wood only mentioned the Class D directorships when it suited Telos' and his own litigation strategy.

--------------------

(1) Telos Corp. v. Cede & Co., Civ. No. 97-439-A, E.D. Va., mem. opn. filed Apr. 22, 1998. In that case, the Court ordered Telos to allow the ERPS holders to elect their Class D directors.

(2) If Wood intended to offer "assistance" to the Plaintiffs by recommending possible nominees, Plaintiffs suspect Wood's true motive was to recommend nominees that would be more receptive to Wood's and Porter's plan to sell Xacta than the former Class D directors and the rest of Telos' outside directors who resigned en masse in August, 2006.

(3) At the time Plaintiffs received Wood's Letter, Plaintiffs' prior Motion for Preliminary Injunction was still on file and Plaintiffs believed that they were entitled to at least 30 days notice prior to any sale of Telos' assets. Today, those protections are gone, because Wood and Porter are free to complete self-interested transactions at any time without any objections from a disinterested Transaction Committee. The only protection available for Plaintiffs and all other stakeholders in Telos is a fully functioning Board of Directors, including a reactivated Transaction Committee.

C. Telos refused to reconstitute its Transaction Committee: the last group to publicly disagree with Wood and Porter.

         In 2006, Telos' outside directors formed the Transaction Committee to review any sale of Telos' assets proposed by Porter or Telos' management. Ex. G,
p. 44. The purpose of the Transaction Committee was to explore a strategic recapitalization of Telos that would benefit Telos and all of the constituent stakeholders. Id. The Transaction Committee hired Stifel, Nicolaus & Co., Inc. as its independent financial advisor. Id.

         Porter and Wood favored a sale of only part of Telos' assets. Acting on advice from its independent financial advisor, the Transaction Committee concluded that a sale of Telos in its entirety, not simply a partial sale of assets, was in the best interests of Telos and all of its stakeholders. Porter's controlling interest in Telos allowed him to veto the Transaction Committee's recommendation, which effectively nullified the ability of Telos' Transaction Committee to fulfill its fiduciary obligations. Unable to act without violating their business judgment that a sale of the entirety of Telos was necessary, the six outside directors resigned.(1)

         In response to these resignations Telos appointed some new directors, and repopulated four of Telos' five standing committees: the Audit Committee; the Management Development and Compensation Committee; the Nominating and Corporate Governance Committee; and even the Special Litigation Committee. Ex.
A. Only the Transaction Committee remains empty, despite counsel for Telos' representation to this Court that "the Transaction Committee will be reconstituted once Telos can get on with the business of trying to come up with a strategic transaction for the purposes of the sale."(2)

         Despite Telos' representations to this Court, Telos' most recent filings with the SEC make clear that Telos has no intention to reconstitute the Transaction Committee. Telos does pay lip service to the Transaction Committee,

--------------------

(1) Telos stated in its disclosures that the resigning independent directors may have disagreed with Porter over the extent of any asset sale or other strategic transaction Telos might conduct. See Ex. A.

(2) See Transcript of Hearing on Motion for Appointment of Receiver held October 18, 2006, relevant portions are attached hereto as Exhibit H.

stating that "the ultimate transaction approval process [should be] determined by the disinterested (1) directors." Ex. G, p. 45. But Telos' true intention is not to reform the Transaction Committee at all. Telos introduces all its statements regarding the Transaction Committee by making the statements contingent "if and when" the Transaction Committee is reactivated. Id. Counsel for Telos never used the "if and when" qualifier when she represented to the Court that Telos' Transaction Committee "will be reconstituted." If Wood, Porter and Telos were serious about reactivating the Transaction Committee, it would have already been done, and Telos' SEC filings would not waffle on Telos' intention to reform the committee.

         Telos' indifference toward the Transaction Committee is made all the more egregious because Telos needs exactly the kind of transaction the Transaction Committee was formed to approve: a strategic recapitalization of Telos.

         1. The Transaction Committee was Telos' outside directors' response to the company's serious financial problems.

         Telos is in financial distress. Telos' Independent Committee estimated that the total liquidation value of the ERPS, plus accrued and unpaid dividends was approximately $68.24 million as of June 30, 2005. Ex. K, p. 5. By contrast, Telos accounts for the liability to the ERPS holders as of September 30, 2006 to be $86.6 million.(2) Ex. G, p. 6. The increasing obligations owed to Telos' preferred stockholders, including the ERPS, continue to erode the value of Telos' common shares so long as the obligations remain unpaid.

--------------------

(1) Plaintiffs assume that Telos excludes defendant director David Borland ("Borland") from its definition of "disinterested directors." While Borland served on Telos' Audit Committee, Management Development and Compensation Committee, and Independent Committee, he enjoyed the exclusive use of Telos' corporate golf membership. However, Telos failed to disclose this arrangement in its financial statements, and Borland failed to disclose this arrangement to any of Telos' other outside directors, despite Borland's membership on Telos' Audit Committee and Management Development and Compensation Committee. These disclosure failures ultimately led to Borland resigning from Telos' Audit Committee and stepping down from his chairmanship of the Management Development and Compensation Committee in August, 2006. These disclosure failures call Borland's status as an "independent" director into question.

(2) Plaintiffs assert that this amount is materially understated by approximately $30 million. See Affidavit of Scott Davis attached to Plaintiffs' Motion for Preliminary Injunction previously filed with the Court on May 26, 2006.

         Telos' balance sheet shows expanding negative common shareholder equity. As of September 30, 2006, Telos reported a common shareholder deficit of $125.2 million, (Ex. G, p. 6) as compared to the $89.1 million deficit as of June 30, 2005 noted by Telos' Independent Committee.(1) Ex. K, p. 5. Telos' independent auditors, Goodman & Company LLP, noted in August, 2006 that if a sale transaction for Telos is not closed by the opinion date for Telos' 2006 audit, "in all likelihood, we will conclude that management's plans are insufficient to alleviate doubt about the Company's ability to continue as a going concern . . . ." Ex. I, p. 6.

         2. The Transaction Committee fought to prevent Telos' insiders from personally profiting from Wood and Porter's self-interested and ill-advised proposal to sell Xacta.

         Prior to the en masse resignation of Telos' directors, its Special Litigation Committee noted a significant amount of any proceeds generated from any proposed sale of Xacta would be diverted to Telos' management, whose Xacta options would automatically be triggered at the time of sale.(10) Ex. J, p. 2. In other words, a transaction intended to benefit the financial condition of Telos would first and foremost benefit certain defendants in the lawsuit.(3) Astonishingly, these same insider officers who stood to gain from a sale of Xacta pushed for a sale of Xacta-branded businesses as a half-hearted attempt to rectify Telos' balance sheet problems.

         Other than the Plaintiffs, the only other constituency to stand up to Telos' insiders was the Transaction Committee. The Transaction Committee hired its own independent financial advisor to review management's preference to sell Xacta and to provide alternatives to the transactions proposed by Telos' insider

--------------------

(1) Again, Plaintiffs allege that this common shareholder deficit is understated by approximately $30 million, as a result of the understatement of the total liability owed to the ERPS holders. Telos' common shareholder deficit will continue to grow as Telos continues to post operating losses while Telos' ERPS obligations grow. (10) It is significant that the report of Telos' own Special Litigation Committee mirrored the allegations made in Plaintiffs' prior Motion for Preliminary Injunction, even though the Special Litigation Committee interim report was not made available until after the Plaintiffs filed the prior motion.

(3) Sixty percent of the issued and outstanding stock options in Telos' subsidiary Xacta are owned by five Telos insiders: Wood, Michael Flaherty, Robert Marino, Ed Williams and Richard Tracy, all of whom are defendants to the underlying lawsuit between Plaintiffs and Telos. Only 30 percent of the Xacta stock options are owned by non-executive employees of Xacta. Wood alone owns approximately 25 percent of the Xacta stock options. Telos' SEC filings state that Xacta is a wholly-owned subsidiary, but these declarations are false since Telos fails to adequately disclose that the hidden Xacta stock options to Telos' insiders significantly dilutes Telos' ownership of Xacta.

management. Acting on advice from its independent financial advisor, the Transaction Committee concluded that a sale of Telos in its entirety, not simply a sale of Xacta-branded assets, was in the best interests of Telos and all of its stakeholders. Of all Telos' different corporate governance checks and balances, its Transaction Committee has been the single most effective group in preventing Telos' insiders from completing self-interested transactions. This is precisely the reason that Telos has no intention of reactivating the Transaction Committee.

         3. Without the Transaction Committee in place, Telos' insiders can pursue a variety of self-interested transactions.

         In the absence of a reconstituted Transaction Committee, Telos is free to pursue a sale of Xacta: precisely the sale to which the former Transaction Committee objected because it was not in the best interest of Telos and all its stakeholders. However, Xacta is not the only category of assets in which Telos' insiders have awarded themselves questionable financial interests, and Telos' insiders could likewise move to sell those assets while the Transaction Committee is defunct.

         For example, Telos formed a subsidiary in 1996 named Enterworks.(1) In later years, Telos has given numerous interests in Enterworks to its insiders:

         o In 1996, Telos caused the issuance of over $3 million in Enterworks 8% subordinated debt to certain Telos' insiders. At the same time, Telos granted over $2 million warrants to purchase Enterworks common stock to these same persons, which diluted Telos' stake in Enterworks.

         o Telos established an Enterworks stock option plan which, over the years 1996 through 2002 awarded stock options in Enterworks to Telos' insiders, which diluted Telos' stake in Enterworks.

         o In 1999, Telos caused the issuance of 21.7 million shares of convertible preferred stock in Enterworks. Upon information and belief, Telos' insiders received a substantial proportion of these shares, further diluting Telos' stake in Enterworks and directly benefiting Telos' insiders.

         Telos obviously believed that there was value in Enterworks. However, Telos has chosen to simply write off its own investment interest in Enterworks. In 1999, Telos voluntarily opted to cancel a $24.4 million payable to Telos from

-------------------------------

(1) Telos' disclosures of its investments in Enterworks begin in 1996 and occur throughout Telos' filings with the SEC since that date, which Plaintiffs incorporate herein by reference. The most current summary of Telos' investments in Enterworks is attached hereto. Ex. G, pp. 12-13.

Enterworks, thereby significantly reducing its financial interest in Enterworks.(1) Additionally, Telos chose to contribute 210,912 shares of Enterworks stock owned by Telos to the Enterworks treasury. Since 1999, Telos has continued to subsidize Enterworks on a yearly basis, but Telos continues to write off those investments and does not consolidate Enterworks' financial results in Telos' own balance sheets. Upon information and belief, Telos could move to sell Enterworks at any time, which would disproportionately benefit Telos' insiders at the expense of the entity as a whole.

         It is of paramount importance that Telos reconstitute its Board and all its standing committees because the same business pressures, which in the past induced Telos to consider a sale of some or all of its assets, still exist today. So long as there is not full oversight by the Board over Wood's and Porter's decisions, there is a greater risk today than ever before that Telos' insiders can inappropriately benefit by moving to sell some or all of its assets outside the ordinary course of business.

D. Telos' Class D directors are a unique and vital source of corporate oversight for Telos.

         The Class D directors are unique and necessary for Telos' corporate governance in several important aspects. First, Telos' Class D directors are the only two directorships which are not in any way beholden to either Wood or Porter. Holders of ERPS have the exclusive right to nominate and elect Telos' two Class D directors. Neither Wood in his capacity as Chief Executive Officer of Telos, nor Porter through his controlling interest in Telos via his Proxy Agreement and majority holdings in all Telos' securities save the ERPS, have the power to appoint or remove Class D directors. The Class D directors cannot be removed from the Board or otherwise silenced by either Wood or Porter.

         The Class D directors take on additional importance because they are directly linked with Telos' only publicly traded security: the ERPS. The existence of Telos' ERPS is only reason that Telos must publicly disclose its financial condition and file statements with the SEC. If the ERPS did not exist, Telos could run its business in private and Porter could hire and fire Telos' entire Board at will. Unlike all other directors of Telos, the Class D directors are definitionally independent of all Telos' insider interests, and therefore

--------------------

(1) By contrast, Telos estimated that its total obligation with respect to the ERPS was $36.9 million as of December 31, 1999.

are the most important directorships on Telos' Board. Telos' attitude towards the Class D directors bears this out: Telos has not made any genuine attempt to replace the two directors who are completely independent of Telos, Wood and Porter.

E.       Telos is in the process of electing its final two directors.

         Immediately after the resignation of the former Class D directors in August, 2006, Telos did not initiate the process to elect new Class D directors. In particular, Telos made no effort to solicit nominees publicly for new Class D directors for an election of new Class D directors along with the elections it held for Telos' other new directors at Telos' annual shareholders meeting on December 14, 2006.

         Recently the Plaintiffs, along with other ERPS holders, exercised their right to call a special meeting of ERPS holders to fill the two vacant Class D directorships. On February 7, 2007, the Plaintiffs mailed a letter to Telos demanding a special meeting of ERPS holders to elect the two Class D directors, and requested that Telos set a date for the special meeting and solicit nominees from all ERPS holders for the vacant directorships. Ex. L. Plaintiffs are confident that, with the cooperation of Telos, new Class D directors can be elected as soon as Telos can call a special meeting of ERPS holders. Plaintiffs merely request that while this process is ongoing, Telos be enjoined from selling any of its assets outside the ordinary course of business. With the final two directors in place both on Telos' Board and in Telos' standing committees, Telos' corporate governance will be fully reconstituted and Plaintiffs' requested injunction will no longer be necessary.

                                    ARGUMENT

I.       Legal standard.

         The factors required for a preliminary injunction under Maryland law are: (1) the likelihood that the plaintiff will succeed on the merits; (2) the "balance of convenience" determined by whether greater injury would be done to the defendant by granting the injunction than would result from its refusal; (3) whether the plaintiff will suffer irreparable injury unless the injunction is granted; and (4) the public interest. J.L. Matthews, Inc, v. Maryland-National Capital Park and Planning Comm'n, 368 Md. 71, 83 n.8, 792 A.2d 288, 295 n.8
(2002) (citations omitted).

II. The Plaintiffs are likely to succeed on the merits, because there is no question that two vacancies remain on Telos' Board.

         Prior to the resignation of seven of Telos' directors in 2006, Telos' Board was composed of ten directors divided among Telos' five standing committees. Since that time, Telos appointed five new directors, leaving the two Class D directorships unfilled. As of November 21, 2006, Telos has eight directors for the ten available directorships.

         It is clear that Telos' ERPS holders are entitled to elect the two remaining directors. Telos' Articles of Amendment and Restatement ("Charter") clearly states in Article Fifth, Section Seven that:

         If [both Class D] directors so elected by the holders of [ERPS] shall cease to serve as directors before their terms expire, the holders of [ERPS] then outstanding may, at a special meeting of the holders called as provided above, elect successors to hold office for the unexpired terms of the directors whose places shall be vacant.

         A similar issue has been litigated before in Telos Corp. v. Cede & Co., Civ. No. 97-439-A, E.D. Va., mem. opn. filed Apr. 22, 1998, wherein Telos was ordered to allow ERPS holders to elect Class D directors. Plaintiffs are certainly likely to win on the merits of their rights to elect new Class D directors.

III.     The balance of convenience favors Plaintiffs.

         The balance of convenience in granting Plaintiffs' requested preliminary injunction weighs heavily in favor of the Plaintiffs. Plaintiffs' requested injunction, if granted, will have no effect on the day-to-day operations of Telos and the day-to-day duties of Telos' officers and directors. Plaintiffs' requested injunction does nothing except maintain the status quo until such time as Telos has reconstituted its Board and repopulated all five of its standing committees.

         Furthermore, Telos controls the duration of Plaintiffs' requested preliminary injunction. Telos has complete control over the length of time it will take to appoint new directors to fill the two vacant slots on Telos' Board and then appoint those directors to Telos' five standing committees. Plaintiffs have already requested that Telos call a special meeting to elect the Class D directors, and will participate in the election of new Class D directors as soon as Telos calls the special meeting. Telos alone controls the length of time necessary to appoint its directors to available committee memberships. Consequently, Telos will be bound by Plaintiffs' requested preliminary injunction on for as long as Telos wishes to be bound. Simply put, the requested injunction does not prejudice the interests of Telos or its directors and officers.

         At the same time, the injunction would protect the value of Telos pending the placement of independent directors on Telos' Board to provide much-needed oversight on Telos' officer defendants ("Officers"). Plaintiffs' requested preliminary injunction does no injury to the Defendants; it merely maintains the status quo while Telos restores its much-needed corporate governance. The balance of convenience clearly favors the Plaintiffs.

IV.      Telos will suffer irreparable injury unless the injunction is granted.

         It is well-settled in Maryland that irreparable injury "is a pliant term adaptable to the unique circumstances which an individual case might present." State Comm'n on Human Relations v. Talbot County Detention Ctr., 370 Md. 115, 140, 803 A.2d 527, 542 (2002). Such injury "need not be beyond all possibility of compensation in damages, nor need it be very great." Maryland-Nat'l Capital Park & Planning Comm'n v. Washington Nat'l Arena, 282 Md. 588, 615, 386 A.2d 1216, 1234 (1978). Rather, "irreparable injury is suffered whenever monetary damages are difficult to ascertain or are otherwise inadequate." Id.

         It is abundantly clear that the Plaintiffs, and indeed all stakeholders in Telos will suffer irreparable injury if Telos' Officers attempt to sell Telos' valuable assets outside the normal course of business and without the approval of a fully reconstituted Board of Directors. As explained in Section C. herein, Telos' insiders have personal interests in most, if not all, of Telos' valuable assets. Telos' Officers own stock options in Xacta which would be triggered in the event of any sale of the entity. Telos' insiders have personal interests in Enterworks. If Telos' insiders were to sell any of these or other assets without the oversight and approval of a fully-reconstituted Board of Directors and an operative Transaction Committee, the transactions would strip Telos of substantial portions of its value. Telos' constituents would have no recourse, and if the proceeds from any sale were transferred to Telos' insiders in the event of a sale, there would be no way to recompense Telos' constituents through monetary damages.

         Telos' own Special Litigation Committee described the dangers associated with giving Telos' management free rein to pursue a sale of Xacta:

         Should the contemplated sale be accomplished solely at the Xacta level, the assets to be sold would have to be moved into Xacta and a significant amount of sale proceeds could be required to be paid to management whose options would automatically be triggered at the time of sale.

This is precisely the kind of situation in which monetary damages would be "difficult to ascertain or otherwise inadequate," and, thus, this factor weighs heavily in favor of the granting of the requested injunction.

V.       The public interest favors the granting of the injunction.

         Finally, although there is always a public interest component in the decision to grant a preliminary injunction, "[i]n private party litigation such as this, the broad public interest concerns are generally not at stake except to the extent of correctly enforcing the policy concerns expressed in the applicable law." Glass, Lewis & Co., LLC v. McMahon, 2005 WL 2435896 at *7 n.4 (Md. Cir. Ct., Aug. 9, 2005).

         Here, Maryland law of corporate governance is implicated by, and applicable to, any contemplated sale of Telos' assets outside the normal course of business. It is in the public interest of Maryland to ensure that Maryland corporations are subject to the oversight of independent directors who adhere strictly to the fiduciary duties they accepted when they became managers of the corporation. Nothing in the corporate law of Maryland suggests that Maryland corporations should be encouraged to complete extraordinary transactions opportunistically outside the ordinary course of business during a time in which their corporate governance has been decimated due to conflicts with majority shareholders. The public interest should surely fall on the side of maintaining the status quo while Telos reconstitutes its Board of Directors. For this reason, the public interest factors involved weigh in favor of granting a preliminary injunction.

                                   CONCLUSION

         For all the foregoing reasons, Plaintiffs' Motion for Preliminary Injunction should be granted, and Defendants and their agents should be enjoined from pursuing or closing any sale of Telos' assets outside the ordinary course of business until such time as Telos has reconstituted its Board of Directors through the election of new Class D directors, and repopulated Telos' Transaction Committee.


                                      Respectfully submitted,

                                      WARNER STEVENS, LLP

                                      By: /s/ LEWIS T. STEVENS
                                          --------------------------------------
                                          Lewis T. Stevens (TX Bar No. 24031366)
                                          Jeffrey R. Erler (TX Bar No. 00796516)
                                          J. Todd Key (TX Bar No. 24027104)
                                          301 Commerce Street, Suite 1700
                                          Fort Worth, Texas 76102
                                          (817) 810-5250

                                      - and -

                                      SHUMAKER WILLIAMS, P.C.
                                      Harry Levy
                                      40 West Chesapeake Avenue
                                      Suite 605
                                      Towson, Maryland 21201
                                      (410) 825-5223
                                      (410) 825-5426 (facsimile)


                                      ATTORNEYS FOR PLANITIFF
                                      COSTA BRAVA PARTNERSHIP III, L.P.


                                      WHITEFORD, TAYLOR & PRESTON, L.L.P.

                                      By: /s/ JONATHAN E. CLAIBORNE
                                          --------------------------------------
                                          Jonathan E. Claiborne
                                          7 St. Paul Street, Suite 1400
                                          Baltimore, Maryland 21202-1626
                                          (410) 347-9409
                                          (410) 223-4309 (facsimile)

                                      - and-

                                      KANE KESSLER, P.C.
                                      Jeffrey H. Daichman, Esq.
                                      1350 Avenue of The Americas
                                      New York, New York 10019-4896
                                      (212) 519-5142
                                      (212) 245-3009 (facsimile)

                                      ATTORNEYS FOR PLAINTIFF
                                      WYNNEFIELD PARTNERS SMALL CAP
                                      VALUE, L.P.